Frontier Nuclear's Portfolio Company, Kadmos Energy, Launches Dual Experimental
Validation Program for Its SMR Design

Winnipeg, Manitoba - April 29, 2026 - Frontier Nuclear and Minerals Inc., d/b/a Frontier Nuclear (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, announces that its portfolio company, Kadmos Energy Services LLC ("Kadmos"), has initiated a two-stream experimental validation program, which will establish the empirical foundation for Kadmos' small modular reactor ("SMR") design and its Nuclear Regulatory Commission ("NRC") licensing strategy.

Frontier CEO Remarks

"Kadmos' ability to run design, testing, and licensing in parallel on a timeline and capital budget that would be considered aggressive for conventional infrastructure projects, is what we believe differentiates Kadmos from the other companies developing SMR designs," said Frank Wheatley, CEO of Frontier.  "This accelerated development timeframe sets the foundation for value creation for Frontier shareholders, and we look forward to providing continued support to Kadmos in reaching these milestones," continued Mr. Wheatley.

Kadmos Validation Program

The experimental program centers on two purpose-built test beds.  The first is a scaled thermal-hydraulic flow loop designed to characterize water circulation and cooling behavior under normal and transient operating conditions.  The second is a containment test bed, which will validate the passive safety systems integral to the Kadmos SMR design.  Together, the two platforms are expected to generate the high-fidelity experimental data required to support a credible, data-driven licensing submission to the NRC.

Kadmos SMR Design Strategy

The Kadmos SMR design is a below-grade pressurized water reactor ("PWR") incorporating passive safety features that eliminate reliance on active intervention under accident conditions.  Demonstrating the performance of those features experimentally, rather than relying solely on analysis, strengthens the technical basis for licensing, and directly addresses the data requirements that regulators expect vendors to satisfy prior to design approval.

Kadmos' choice of proven light-water reactor technology is central to this strategy.  Unlike novel reactor designs that must generate an entirely new body of operational and safety data before regulators can evaluate their licensing basis, Kadmos builds on decades of global PWR experience.

Kadmos CEO Remarks

"Execution and validation are central to our approach," said Dr. Youssef Ballout, Kadmos Founder and CEO.  "By investing early in experimental capabilities, we are ensuring that our modeling and simulation work is grounded in high-fidelity data.  This is essential not only for design confidence, but also for an efficient and credible licensing process."

"This is a foundational investment that directly supports value creation," Dr. Ballout added. "For our investors, including Frontier Nuclear, this work reduces technical and licensing risk while accelerating our path to deployment.  Our strategy consists in leveraging the plethora of existing datasets, performing early validation experiments, and executing in parallel to compress timelines.  That is how capital-efficient nuclear projects succeed."

Kadmos Commercial Strategy

Kadmos is developing its SMR technology to address the demand for data centers, industrial energy users, and defense-related applications requiring secure, reliable and scalable power.  Kadmos is advancing engineering, testing, and licensing activities in parallel, with initial commercial operations targeted for the early 2030's.

About Kadmos Energy Services

Kadmos Energy Services LLC is a U.S. based nuclear energy company focused on the development and deployment of small modular reactors using proven light-water reactor technology.  Kadmos' approach emphasizes low technological risk, established supply chains, and an execution driven model to enable accelerated licensing and near-term deployment.  Kadmos is targeting applications across data centers, industrial energy, and national security infrastructure, delivering reliable, scalable, and carbon free energy solutions.

For more information, visit www.kadmosenergy.com.

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in enrichment and reactor technologies.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com	www.frontiernuclear.com